January 23, 2015

DLA Piper LLP (US)

1251 Avenue of the Americas, 27th Floor

New York, New York 10020-1104

www.dlapiper.com

Marjorie Sybul Adams

marjorie.adams@dlapiper.com

T 212.335.4517

F 212.884.8517

OUR FILE NO. 375565-000003

Via EDGAR and United Parcel Service

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549-6010

Re:	Nexvet Biopharma public limited company

    Registration Statement on Form S-1 (File No. 333-201309)

    Filed December 30, 2014

    CIK No. 0001618561

Dear Mr. Riedler:

This letter is submitted on behalf of Nexvet Biopharma public limited company (together with its subsidiaries, the “Company”) in response to the oral comments that the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided to Andrew D. Ledbetter via telephone on January 22, 2015 with respect to the letter sent by DLA Piper LLP (US) on behalf of the Company to the Staff on January 19, 2015 (the “Letter”) in connection with the Registration Statement on Form S-1 filed on December 30, 2014 (File No. 333-201309) (the “Registration Statement”) and in response to Comment No. 17 in the Staff’s letter dated October 1, 2014. The Company intends to file its Amendment No. 1 to its Registration Statement on Form S-1 (“Amendment No. 1”) in response to the Staff’s comments under a separate cover. For reference purposes, the comments provided by the Staff via telephone on January 22, 2015 have been numbered and substantially reproduced herein (in bold italics), with the Company’s response below such numbered comment.

Consolidated Financial Statements

13. Valuation of Share Awards, pages F-25 - F-27

1.	You disclose in your supplemental response that the fair value per ordinary share as of June 30, 2014 was $6.35, yet in your disclosure on page F-25 of the S-1, you disclose a value of $5.15. Please revise or advise.

Company Response: In response to the Staff’s comment, the Company will revise the disclosure on page F-25 of Amendment No. 1 as follows (revisions in bold underline):

	Year Ended June 30,		Three Months Ended September 30, 2014
	2013	2014
Fair value per ordinary share upon date of grant	$4.20	$5.15	$6.35

Mr. Jeffrey P. Riedler

January 23, 2015

Page Two

While the share options granted during the year ended June 30, 2014 had a fair value per underlying ordinary share as of June 30, 2014 of $6.35, the fair value per underlying ordinary share on the date of grant was $5.15. The $5.15 figure on page F-25 represents the fair value per ordinary share underlying the share options granted during the year ended June 30, 2014 on the date such share options were granted, not the fair value of the underlying ordinary shares as of June 30, 2014.

2.	Please clarify whether the new share option and restricted share units granted on September 18, 2014 are included in the tables on pages F-25 and F-26, and please tell us how you calculated the weighted average price of $5.70 for the option shares granted during the period between June 30, 2014 and September 30, 2014. In this regard, you indicate on page 3 of your response that 145,069 replacement share options were granted in September 2014 and on page 5 of your response that 38,040 options were granted on September 18, 2014, yet your table reflects that only 161,869 options were granted in the quarter ended September 30, 2014.

Company Response: The new share options and restricted share units granted on September 18, 2014 are included on the tables on pages F-25 and F-26, as well as page F-27. The table below details the share awards granted in the quarter ended September 30, 2014.

Issuance	Share Options	Restricted Share Units	Total
Replacement Share Options	145,069	0	145,069
September 18, 2014 Grants	16,800	21,240	38,040
Total	161,869	21,240

The 38,400 figure on page 5 of the Letter is comprised of 16,800 share options as well as 21,240 restricted share units granted on September 18, 2014.

The 21,240 figure on page F-27 of the Registration Statement reflects the 21,240 restricted share units granted on September 18, 2014.

The 161,869 figure on page F-26 of the Registration Statement is comprised of the 145,069 replacement share options granted in September 2014 and the 16,800 options granted on September 18, 2014. The weighted average price of $5.70 for the options shares granted during the period between June 30, 2014 and September 30, 2014 is calculated as follows:

Issuance	Share Options	Exercise Price Per Share	Aggregate Exercise Price
Replacement Share Options	145,069	$6.35	$921,188.15
September 18, 2014 Grants	16,800	$0.1250	$2,100.00
Total	161,869		$923,288.15
Weighted average price ($923,288.15 aggregate exercise price divided by 161,869 share options granted)		$5.70

*         *         *

Mr. Jeffrey P. Riedler

January 23, 2015

Page Three

We and the Company very much appreciate the Staff’s attention to the review of Amendment No. 1. Please do not hesitate to contact me at (212) 335-4517 or my colleague Andrew D. Ledbetter at (206) 839-4845 if you have any questions regarding this letter or Amendment No. 1.

Sincerely,

DLA Piper LLP (US)

/s/ Marjorie Sybul Adams

Marjorie Sybul Adams

marjorie.adams@dlapiper.com

cc:	Via E-mail

Dana Hartz (Staff Accountant, SEC Division of Corporation Finance)

Mark Brunhofer (Senior Staff Accountant, SEC Division of Corporation Finance)

Scot Foley (Staff Attorney, SEC Division of Corporation Finance)

John Krug (Senior Counsel, SEC Division of Corporation Finance)

Mark Heffernan (CEO, Nexvet Biopharma plc)

Damian Lismore (CFO, Nexvet Biopharma plc)

Geraldine Farrell (General Counsel, Nexvet Biopharma plc)

Andrew D. Ledbetter (DLA Piper LLP (US))

Mark B. Weeks (Cooley LLP)

John T. McKenna (Cooley LLP)